INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Alyst Acquisition Corp. (a development stage company) on Form S-1 (File No. 333-138699) of our report dated November 7, 2006, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Alyst Acquisition Corp. as of October 13, 2006 and for the period from August 16, 2006 (inception) to October 13, 2006, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP

Melville, New York
January 3, 2007